UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2 (a)

CELLSTAR CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

150925 20 4
(CUSIP Number)

Raul Marcelo Claure
2010 NW 84 Avenue
Miami, FL 33122
(305) 421 6000
______________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 26, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

CUSIP No. 67065M-10-20 4	Page 2 of 5 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Raul Marcelo Claure
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,060,000 shares of common stock
	8	SHARED VOTING POWER
-0-
	9	SOLE DISPOSITIVE POWER
1,060,000 shares of common stock
	10	SHARED DISPOSITIVE POWER
-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,060,000 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.0%
14	TYPE OF REPORTING PERSON
IN

*The calculation of the foregoing percentage is based on 21,165,650 shares of the common stock, par value $0.01 (the “Common Stock”) of the Issuer, outstanding as of August 31, 2006, as reported in the Issuer’s Form 10-QSB for the quarterly period ended August 31, 2006, and filed with the Securities and Exchange Commission on October 5, 2006.

Item 1.  Security And Issuer

This statement (the “Statement”) relates to 1,060,000 shares of Common Stock, $.01 par value (the “Shares”), of CellStar Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 601 S. Royal Lane, Coppell, Texas 75019.

Item 2.	Identity And Background

(a) - (f) This Statement on Schedule 13D is filed on behalf of Raul Marcelo Claure (the “Reporting Person”). The business address of the Reporting Person is Brightstar Corp., 2010 NW 84 Avenue, Miami, Florida 33122. During the last five (5) years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. The Reporting Person is a US citizen.

Item 3.	Source And Amount Of Funds Or Other Consideration

The aggregate purchase price for the 1,060,000 shares purchased by the Reporting Person was $3,156,574.00. The source of funds for the purchase was the Reporting Person’s personal funds.

Item 4. Purpose Of Transaction

The Shares were acquired for investment and not with a view to, or for resale in connection with, any distribution thereof. There is no present intention of selling, granting any participation in, or otherwise distributing the acquired Shares, and there are no present plans or intentions which would result in or relate to any transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest In Securities Of The Issuer

(a) - (b) Prior to acquiring the Shares, the Reporting Person did not beneficially own any outstanding securities of the Issuer. As a result of acquiring the Shares, the Reporting Person owns 1,060,000 shares of Common Stock which represent 5.0% of the issued and outstanding shares of Common Stock as of the date hereof.

(c) There were no transactions involving the Shares within the last sixty (60) days, except for the acquisition of the Shares.

(d) Not applicable.

(e) Not applicable.

Item 6. Contract, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer

The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to the transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29 , 2007	REPORTING PERSON:

/s/ R. Marcelo Claure
R. Marcelo Claure